Summary

Bowyer Research urges shareholders to vote FOR Proposal 6, on the 2023 proxy ballot of Microsoft Corporation (“Microsoft” or the “Company”). The “Resolved” clause for Proposal No. 6 states:

Shareholders request that Microsoft Corporation (“Microsoft”) issue a public report detailing the potential risks associated with omitting “viewpoint” and “ideology” from its written equal employment opportunity (EEO) policy. The report should be available within a reasonable timeframe, prepared at a reasonable expense and omit proprietary information.

The statement1 opposing this Proposal submitted by the Board of Microsoft (“the Board”), contends that:

1.Microsoft’s existing “commitments to inclusion and specific protection for diverse political affiliations” are sufficient assurance of the Company’s protections against viewpoint discrimination.

2.Microsoft’s Standards of Business Conduct require a standard of respectful and non-discriminatory behavior for employees toward one another, regardless of political affiliation

3.Microsoft further expects a standard of “dignity and respect” and investigates complaints raised during the process of “addressing… ideological differences.”

4.Microsoft employee training addresses appropriate methods to handle “harassment and discrimination issues” in the workplace.

These assertions, however, are based on false argumentation and analysis that:

1.Fail to address Microsoft’s lack of explicit protection against viewpoint discrimination.

2.Fails to address Microsoft’s lack of a “best practice” EEO policy.

3.Ignores the meaningful difference between employee-based discriminatory behavior and political discrimination as a result of corporate policy.

1.The Board’s statement fails to address Microsoft’s lack of explicit protection against viewpoint discrimination.

As noted in the supporting statement for Proposal 6, Microsoft has no explicit prohibition against viewpoint/ideological discrimination. While the Board’s statements regarding commitments to inclusion and protections of political affiliations may appear convincing, they ultimately fail to address the primary issue at stake: a lack of corporate prohibition on viewpoint discrimination. Protection of an employee’s political affiliation is not the same as a prohibition on viewpoint discrimination—the right to exist as a Republican or Democrat at work is not the same thing as the right to be expressly protected against discrimination for one’s voting preference.

1https://view.officeapps.live.com/op/view.aspx?src=https://c.s-microsoft.com/en-us/CMSFiles/2023_Proxy_Statement.docx?version=b617ae33-ddc6-cfbe-26b9-e49437222a01

If anti-discrimination policies are to be meaningful, they must be comprehensive and remove even the possibility of allowable discrimination from corporate practice. As a company, communicating anything less than clear and unconditional rejection of all politically-motivated workplace discrimination is insufficient to maintain the vital relationship of trust, not only between shareholders and Microsoft management, but between the Company’s employees and management as well.

2.The Board’s statement fails to address Microsoft’s lack of a “best practice” EEO policy.

The supporting statement in Proposal 6 notes Microsoft’s lack of a company-wide best practice EEO policy, further noting that this absence “calls into question the extent to which individuals are protected due to inconsistent state policies and the absence of a relevant federal protection.” Such questions are well-founded. While workplaces and corporate teams are diverse and crafting EEO policies will certainly differ by company, it is hardly logical to thereby infer that the ideal response is a complete absence of holistic EEO guidelines. The U.S. Equal Employment Opportunity Commission provides a set of guidelines,2 including professionalism in conduct and “refus[al] to initiate, participate, or condone discrimination and harassment.” While the EEOC’s guidelines are specifically aimed at preventing race-based discrimination within the workplaces, such guidelines can easily be adapted to the context of political identity. Microsoft’s lack of such policies speaks to an ostensible belief on the part of the Board that concerns regarding political discrimination are immaterial. As detailed in the supporting statement for Proposal 6, however, concerns have arisen regarding Microsoft’s inclinations to create a politically level playing field, particularly within the realm of its subsidiary company, LinkedIn. As Proposal 6 indicates, “shareholders are unable to evaluate how Microsoft prevents discrimination towards employees based on their ideology or viewpoint.”

This lack of clear prohibitions on discrimination, coupled with the lack of transparency from the Board, does more than brand a company as politically slanted. As noted in Proposal 6, “Approximately half of Americans live and work in a jurisdiction with no legal protections if their employer takes action against them for their political activities or discriminates on the basis of viewpoint in the workplace.” When employers refuse to acknowledge the lack of such protections, they create resentment and polarization among a company’s employees, particularly when a certain form of discrimination is not expressly denounced and blocked within actual company policy.

Microsoft’s employees deserve to know that their workplace is truly free of discrimination, and employees and shareholders alike deserve to know that the company they support takes an official, codified stance against discrimination of any kind, in keeping with the guarantees of both Title VII and IX.

2 https://www.eeoc.gov/initiatives/e-race/best-practices-and-tips-employees

3.The Board’s statement ignores the meaningful difference between employee-based discriminatory behavior and political discrimination as a result of corporate policy.

The Board states that the Company’s “Trust Code specifically prohibits harassment or discrimination on the basis of political affiliation.” This goal, in keeping with Title VII and IX, reflects Microsoft’s existing commitments to a workplace free of any and all discrimination between/against employees. It bears asking: why has a request for a ban on political discrimination elicited an inconclusive response from the Board?

The Company’s Trust Code ostensibly prohibits politically discriminatory behavior from one employee to another—far more worrying is the possibility of organizational slant affecting employees of a particular political persuasion. As noted in the 2023 Viewpoint Diversity Score report3 on Microsoft, wherein the company scored 5%, “No publicly accessible [Microsoft] policy affirms a minimum degree of respect for viewpoint diversity in the workforce.” If Microsoft’s workplaces are truly free of discrimination, then the action advised in Proposal 6 should be a mere formality, marked by the codification of existing company standards and practices. Yet, on this issue, the Board has decided to withhold transparency and claim that such questions have been asked and answered, even as Proposal 6 indicates that more transparency is necessary. In the absence of any official corporate policy prohibiting political discrimination, what are Microsoft shareholders supposed to believe?

Conclusion

As demonstrated in this report, the Board’s response to Proposal 6 fails in its goal of maintaining both the existence and appearance of nondiscrimination at Microsoft by:

1.Disregarding Microsoft’s lack of explicit protection against viewpoint discrimination.

2.Disregarding Microsoft’s lack of a “best practice” EEO policy.

3.Ignoring the meaningful difference between employee-based discriminatory behavior and political discrimination as a result of corporate policy.

The hyper-political world of modern business requires a trust-but-verify mindset from shareholders—Microsoft seems to be asking its shareholders to trust without verifying, even as concerns mount over the lack of express prohibitions on viewpoint discrimination in the workplace. This does more than jeopardize Microsoft’s relationship of trust w/ shareholders—in refusing requests for transparency, it furthers the seemingly political nature of Microsoft’s stance, a move that can only create further controversy and reputational risk to both Board and Company.

3 https://www.viewpointdiversityscore.org/company/microsoft